State of Delaware
Secretary of State
Division of Corporations
Delivered 12:12 PM 09/30/2003
FILED 12:12 PM 09/30/2003
SRV 030628954 - 2011062 FILE

# CERTIFICATE OF MERGER

MERGING

PEPCO ENERGY COMPANY (A DELAWARE CORPORATION)

INTO

PEPCO ENTERPRISES, INC. (A DELAWARE CORPORATION)

**Pursuant to Section 251 of the General Corporation Law of the State of Delaware**

The undersigned corporations DO HEREBY CERTIFY:

FIRST: That Pepco Energy Company, a corporation organized and existing under the laws of the State of Delaware (the ***"Merging Corporation"***), and Pepco Enterprises, Inc., a corporation organized and existing under the laws of the State of Delaware (the ***"Surviving Corporation"***), agree that the Merging Corporation shall be merged with and into the Surviving Corporation.

SECOND: That the terms and conditions of the merger (the ***"Merger"***) and the mode of carrying the same into effect are as set forth in that certain Agreement and Plan of Merger (the ***"Merger Agreement"***), dated as of September 29, 2003, that was approved, adopted, certified, executed and acknowledged by both the Merging Corporation and the Surviving Corporation in accordance with, and pursuant to, the provisions of Section 251 General Corporation Law of the State of Delaware.

THIRD: That the name of the Surviving Corporation shall be "Pepco Enterprises, Inc."

FOURTH: That the certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of the corporation surviving the Merger.

FIFTH: That the executed Merger Agreement is on file at the principal place of business of the Surviving Corporation, and the address of such principal place of business is c/o Pepco Building Services, Inc., 3220 Corporate Court, Ellicott City, Maryland 21042.

SIXTH: That a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and at no cost, to any stockholder of the Merging Corporation or the Surviving Corporation.

SEVENTH: This Certificate of Merger shall be effective on October 1, 2003.

IN WITNESS WHEREOF, this Certificate of Merger is hereby signed for and on behalf of each of the Surviving Corporation and the Merging Corporation by their respective Chief Executive Officers, each of whom hereby acknowledges that this Certificate of Merger is the act of that corporation, and each of whom hereby states under the penalties for perjury

that the matters and facts set forth herein with respect to authorization and approval of the merger are true in all material respects to the best of his knowledge, information, and belief.

ATTEST:

PEPCO ENTERPRISES, INC.
A DELAWARE CORPORATION (THE SURVIVING CORPORATION)





~~Catherine Davidson, Asst.~~ Secretary
Peter Meier

By: _____
Robert Aylward, Chief Executive Officer

ATTEST:

PEPCO ENERGY COMPANY
A DELAWARE CORPORATION (THE MERGING CORPORATION)





~~Catherine Davidson, Asst.~~ Secretary
Peter Meier

By: _____
Robert Aylward, Chief Executive Officer

2062

## AGREEMENT AND PLAN OF MERGER

### PEPCO ENERGY COMPANY ("PEC")
### and
### PEPCO ENTERPRISES, INC. ("PEI")

## I.    EXPLANATORY STATEMENT

Pepco Building Services, Inc. ("PBS") is the sole stockholder of PEI, and PEI is the sole stockholder of PEC. As PEI and PEC are engaged in complementary lines of business, PBS, PEC and PEI have determined that it would be in the best interests of PEC and PEI to merge.

By merging, PEC and PEI would realize reductions and eliminate duplications in labor force, rent expenses, taxes, fringe benefit costs, professional expenses, insurance premiums, advertising expenses, administrative expenses and other costs, the savings from which would be substantial. In light of the possible benefits and potential increased efficiencies in operations which would result from a merger, PBS has concluded that, subject to the conditions set forth below, PEC and PEI should be merged so as to permit business operations to be conducted on a more efficient and economical basis.

## II.    PLAN OF MERGER

PEC shall be merged with and into PEI, which shall continue under the name of "Pepco Enterprises, Inc." PEI shall continue under its present Certificate of Incorporation, as amended, and the present Bylaws and directors of PEI shall continue to be the Bylaws and directors of PEI upon the effectiveness of the merger; the officers of PEI shall be the officers of PEI upon the effectiveness of the merger. It is the intent of PEC and PEI that the Plan of Merger proposed herein will be tax-free under the consolidated return rules set forth in Sections 1501 – 1505 of the Internal Revenue Code of 1986, as amended (the "Code") and the Regulations promulgated thereunder, and by virtue of PEC's and PEI's compliance with the requirements of Section 332 of the Code and all applicable Regulations promulgated thereunder.

## III.    METHOD OF CARRYING OUT THE PLAN

A.    Certificate of Merger.

Pursuant to Certificate of Merger in the form attached hereto, PEC will be merged with and into PEI. Pursuant to the Certificate of Merger, each share of PEI common stock issued and outstanding immediately prior to the effective time of the merger shall remain issued and outstanding; each share of PEC common stock issued and outstanding immediately prior to the effective time of the merger shall be retired and cancelled.

B.    Amendment to Certificate of Incorporation.

The certificate of incorporation of PEI shall be the certificate of incorporation of the corporation surviving the merger.

C.    Approval for the Plan.

After being declared and deemed advisable by the Board of Directors of each of PEC and PEI, this Agreement and Plan of Merger and the proposed Certificate of Merger shall be presented for consideration and approval of the stockholders of each of PEC and PEI. If the Agreement an Plan of Merger and Certificate of Merger are approved by the stockholders, the appropriate officers of PEC and PEI shall execute this Agreement and Plan of Merger and the Certificate of Merger, and file the Certificate of Merger with the Delaware Secretary of State. This Agreement and Plan of Merger and the Certificate of Merger shall become effective October 1, 2003, the effective date stated in the Certificate of Merger.

## IV.    AMENDMENTS TO PLAN

Upon approval of this Agreement and Plan of Merger and the Certificate of Merger by the stockholders of PEI and PEC, the Boards of Directors of PEI and PEC shall have the authority to amend this Agreement and Plan of Merger at any time prior to the filing of Certificate of Merger, provided that no such amendment shall (a) change the amount or kind of consideration payable to the sole stockholder of PEC in consideration of the merger; (b) change any other terms or conditions of the Agreement and Plan of Merger if such change would materially and adversely effect PEI, PEC or the stockholders of either of them; or (c) change the terms of the Certificate of Incorporation of either of PEI or PEC.

IN WITNESS WHEREOF, this Agreement and Plan of Merger is hereby signed for and on behalf of each of PEC and PEI by their respective Chief Executive Officers, each of whom hereby acknowledges that this Agreement and Plan of Merger is the act of that corporation, and each of whom hereby states under the penalties for perjury that the matters and facts set forth herein with respect to authorization and approval of the merger are true in all material respects to the best of his knowledge, information, and belief.

ATTEST:



Catherine Davidson, Asst. Secretary
Peter Meier

ATTEST:



Catherine Davidson, Asst. Secretary
Peter Meier

2061

PEPCO ENTERPRISES, INC.
A DELAWARE CORPORATION (THE SURVIVING CORPORATION)



By: _____
Robert Aylward, Chief Executive Officer

PEPCO ENERGY COMPANY
A DELAWARE CORPORATION (THE MERGING CORPORATION)



By: _____
Robert Aylward, Chief Executive Officer